SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

MAIA BIOTECHNOLOGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

552641 102

(CUSIP Number)

STAN V. SMITH

1165 North Clark Street, Suite 600

Chicago, IL 60610

Telephone: (312) 943-1551

With a copy to:

Mitchell Nussbaum, Esq.

Janeane R. Ferrari, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON The Stan V. Smith Trust Dated 1993
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION IL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 648,294(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 648,294(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,294(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%(2)
14	TYPE OF REPORTING PERSON OO

________________

(1)

Represents 503,328 shares of common stock, $0.0001 without par value, (the “Common Stock”), of MAIA Biotechnology, Inc., a Delaware corporation (the “Company”) and 144,966 shares of Common Stock issuable upon the conversion of options and warrants exercisable within 60 days of the date hereof, for an aggregate beneficial ownership total of 648,294 shares of Common Stock.

(2)

Based on 10,780,870 shares of Common Stock outstanding as of August 1, 2022, calculated by adding (i) the 8,416,032 shares of Common Stock outstanding as of July 20, 2022, as reported by the Company in its Registration Statement on Form S-1, filed on July 21, 2022, (ii) the 2,000,000 shares of Common Stock the Company sold in its initial public offering as disclosed in the Company’s Current Report on Form 8-K filed on August 1, 2022, (iii) the 219,872 shares of Common Stock to be issued by the Company as “Ratchet Shares”, as defined below, and as reported in the pro forma as adjusted capitalization table in the Company’s Prospectus, filed on July 29, 2022, as issued by the Company on August 1, 2022, and (iv) the 144,966 shares of Common Stock beneficially owned by The Stan V. Smith Trust Dated 1993, which are issuable upon the conversion of options and warrants exercisable within 60 days of the date hereof.

1	NAME OF REPORTING PERSON Stan V. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 648,294 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 648,294(1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,294(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%(3)
14	TYPE OF REPORTING PERSON IN

________________

(1)	Stan V. Smith, as trustee of The Stan V. Smith Trust Dated 1993, may be deemed to be the beneficial owner of securities held by The Stan V. Smith Trust Dated 1993.

(2)

Represents 503,328 shares of Common Stock and 144,966 shares of Common Stock issuable upon the conversion of options and warrants exercisable within 60 days of the date hereof, for an aggregate beneficial ownership total of 648,294 shares of Common Stock.

(3)

Based on 10,780,870 shares of Common Stock outstanding as of August 1, 2022, calculated by adding (i) the 8,416,032 shares of Common Stock outstanding as of July 20, 2022, as reported by the Company in its Registration Statement on Form S-1, filed on July 21, 2022, (ii) the 2,000,000 shares of Common Stock the Company sold in its initial public offering as disclosed in the Company’s Current Report on Form 8-K filed on August 1, 2022, (iii) the 219,872 shares of Common Stock to be issued by the Company as “Ratchet Shares”, as defined below, and as reported in the pro forma as adjusted capitalization table in the Company’s Prospectus, filed on July 29, 2022, as issued by the Company on August 1, 2022, and (iv) the 144,966 shares of Common Stock beneficially owned by The Stan V. Smith Trust Dated 1993, which are issuable upon the conversion of options and warrants exercisable within 60 days of the date hereof.

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D is filed by the Reporting Persons (as defined below) on August  9, 2022, (this “Statement” or “Schedule 13D”) and relates to the common stock, $0.0001 without par value, (the “Common Stock”), of MAIA Biotechnology, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 444 West Lake Street, Suite 1700, Chicago, IL 60606.

Item 2. Identity and Background.

This Statement is filed by (i) The Stan V. Smith Trust Dated 1993, and (ii) Stan V. Smith as Trustee of The Stan V. Smith Trust Dated 1993.

Stan V. Smith is an independent director of the Company. The principal business address of Stan V. Smith is 1165 North Clark Street, Suite 600, Chicago, IL 60610. Stan V. Smith’s principal business is serving as the President of Smith Economics Group, Ltd. Stan V. Smith is a citizen of the United States of America.

The principal business address of The Stan V. Smith Trust Dated 1993 is c/o Stan V. Smith, as Trustee, at 1165 North Clark Street, Suite 600, Chicago, IL 60610. The Stan V. Smith Trust Dated 1993 does not conduct any business. The Stan V. Smith Trust Dated 1993 was formed in the State of Illinois.

The foregoing persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the 200,000 shares of Common Stock in the Company’s initial public offering as disclosed in this Schedule 13D by The Stan V. Smith Trust Dated 1993, including brokerage commissions, was approximately $1,000,000. The source of the funds was the personal funds of Stan V. Smith which were gifted to The Stan V. Smith Trust Dated 1993. The 7,200 shares of Common Stock issued to The Stan V. Smith Trust Dated 1993 on August 1, 2022 were issued by the Company for no additional consideration, as a result of the determination by the Board of Directors of the Company, in connection with the closing of the Company’s initial public offering, to issue to each investor who purchased Common Stock at $9.00 per shares in the Company’s recent crossover rounds, so long as such investors continued to hold such shares of Common Stock purchased in the crossover round, such number of additional shares of Common Stock that the price per share they paid in the crossover round was equal to the per share price in the Company’s initial public offering (the “Ratchet Shares”).

Item 4. Purpose of Transaction.

The Stan V. Smith Trust Dated 1993 acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional Common Stock or dispose of some or all of the Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The Reporting Persons beneficially own 503,328 shares of Common Stock and 144,966 shares of Common Stock issuable upon the conversion of options and warrants exercisable within 60 days of the date hereof, for an aggregate beneficial ownership total of 648,294 shares, which represents approximately 6.0% of the Company’s outstanding shares of Common Stock, based on 10,780,870 shares of Common Stock outstanding. The 10,780,870 shares of Common Stock outstanding as of August 1, 2022, calculated by adding (i) the 8,416,032 shares of Common Stock outstanding as of July 20, 2022, as reported by the Company in its Registration Statement on Form S-1, filed on July 21, 2022, (ii) the 2,000,000 shares of Common Stock the Company sold in its initial public offering as disclosed in the Company’s Current Report on Form 8-K filed on August 1, 2022, (iii) the 219,872 Ratchet Shares reported in the pro forma as adjusted capitalization table in the Company’s Prospectus, filed on July 29, 2022, as issued by the Company on August 1, 2022, and (iv) the 144,966 shares of Common Stock beneficially owned by The Stan V. Smith Trust Dated 1993, which are issuable upon the conversion of options and warrants exercisable within 60 days of the date hereof.

The Stan V. Smith Trust Dated 1993 directly owns the number and percentage of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Stan V. Smith does not directly hold any of the shares of Common Stock disclosed in this Statement.

As the Trustee of The Stan V. Smith Trust Dated 1993, Stan V. Smith may be deemed to be the indirect beneficial owner of the shares of Common Stock held directly by The Stan V. Smith Trust Dated 1993, and to have voting and dispositive power with respect to such shares of Common Stock.

(c) See Schedule A attached hereto.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described under Items 3, 4 and 5 and as set out in Item 6, to the best knowledge of the Reporting Persons’, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: August 9, 2022

The Stan V. Smith Trust Dated 1993

/s/ Stan V. Smith, as Trustee
Stan V. Smith, as Trustee

Stan V. Smith

/s/ Stan V. Smith
Stan V. Smith

Schedule A

Transactions by The Stan V. Smith Trust Dated 1993 in the Common Stock in the Past 60 Days:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
August 1, 2022	200,000(1)	$5
August 1, 2022	7,200(2)	$0

________________

(1)	These shares were purchased in the initial public offering (the “IPO”) of MAIA Biotechnology, Inc. (the “Company”), which closed on August 1, 2022.
(2)

In connection with a crossover round with certain investors consisting of sales of common stock, $0.0001 par value per share ("Common Stock") of the Company at a price of $9.00 per share, in the event that the price per share of Common Stock sold in the IPO was less than $9.00 per share, the Company, on the closing date of the IPO (August 1, 2022), issued to such investors, so long as they continue to hold such shares of Common Stock purchased in the crossover round, that number of additional shares of Common Stock such that the price per share they paid in the crossover round was equal to the per share price in the Company’s IPO. The Stan V. Smith Trust Dated 1993 purchased 9,000 shares at $9.00 per share in the crossover round that The Stan V. Smith Trust Dated 1993 continued to hold, and the per share price in the IPO was $5.00 per share, accordingly, at the close of the IPO, the Company issued to the reporting person an additional 7,200 shares of Common Stock for no additional consideration.